# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hudson Global, Inc., CIK 0001210708
CUSIP: 443787205
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 53 Forest Avenue, Suite 102, Old Greenwich, Connecticut (CT), 06870
Date of event which requires filing of this statement: 08/22/2025
Filed by CIK 0001548312
Persons authorized to receive notices and communications: JEFFREY E. EBERWEIN, 53 Forest Avenue, Suite 102, Old Greenwich, Connecticut (CT), 06870, 475-988-2068

## Reporting persons
- JEFFREY E. EBERWEIN (CIK 0001548312): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 512,514; sole dispositive power 512,514; aggregate amount beneficially owned 512,514 (14.6% of the class)
  Comment: * Includes 49,450 shares of common stock underlying immediately exercisable warrants ("Warrants") to purchase Hudson common stock. The Warrants were issued by Star (as defined below) and were exercisable for 215,000 shares of Star common stock, and following the closing of the Merger (as defined below) are exercisable for 49,450 shares of Hudson common stock. Excludes 118,464 share units under the Issuer's 2009 Incentive Stock and Awards Plan, as amended and restated, which are payable in shares of common stock up to 90 days following Mr. Eberwein ceasing to provide service to the Issuer and, therefore, are not considered to be beneficially owned. This also excludes 27,156 share units under the Issuer's Director Deferred Share Plan, which are payable in shares of common stock up to 90 days following Mr. Eberwein ceasing to provide service to the Issuer and, therefore, are not considered to be beneficially owned.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Hudson Global, Inc.
Address of issuer's principal executive offices: 53 Forest Avenue, Suite 102, Old Greenwich, Connecticut (CT), 06870
Comment: The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned ("Amendment No. 6"). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby supplemented as follows:

As of the closing of the Merger (as defined below), the Reporting Person individually received shares of Common Stock in exchange for his ownership interest in Star (as defined below), as described in Item 4.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby supplemented as follows:

On May 21, 2025, Hudson Global, Inc. ("Hudson") entered into an Agreement and Plan of Merger, dated as of May 21, 2025 (the "Merger Agreement"), by and among Hudson, Star Equity Holdings, Inc. ("Star") and HSON Merger Sub, Inc., a wholly owned subsidiary of Hudson ("Merger Sub"). Upon the terms and subject to the conditions of the Merger Agreement, on August 22, 2025, at the effective time of the Merger (the "Effective Time"), Merger Sub merged with and into Star, with Star continuing as the surviving corporation of the Merger as a wholly owned subsidiary of Hudson.

Pursuant to the terms of the Merger Agreement, at the Effective Time, (i) each share of common stock of Star issued and outstanding immediately prior to the Effective Time (other than certain shares as set forth in the Merger Agreement) were automatically converted into the right to receive 0.23 shares of Hudson common stock and (ii) each share of preferred stock of Star issued and outstanding immediately prior to the Effective Time (other than certain shares set forth in the Merger Agreement) were automatically converted into the right to receive one (1) share of Hudson 10% Series A Cumulative Perpetual preferred stock ("Hudson Series A Preferred Stock"). As a result of the Merger, former Star common stockholders will receive approximately 744,291 shares of Hudson common stock for their Star common shares and former Star stockholders will receive approximately 2,690,637 shares of Hudson Series A Preferred Stock. No fractional shares of Hudson common stock were issued in the Merger, and Star stockholders became entitled to receive cash in lieu of fractional shares in accordance with the Merger Agreement.

At the Effective Time, the Reporting Person received in exchange for his ownership interest in Star (i) 188,686 shares of Hudson Common Stock, (ii) 1,182,414 shares of Hudson Series A Preferred Stock, (iii) 49,450 warrants to purchase Hudson Common Stock, (iv) 1,415 restricted stock units each representing the right to receive, at settlement, one share of Common Stock, and (v) 1,720 restricted stock units each representing the right to receive, at settlement, one share of Hudson Preferred Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a)-(c) is hereby amended and restated in its entirety as follows:
The aggregate percentage of shares of Common Stock reported owned by the Reporting Person is based upon 2,755,335 shares of Common Stock outstanding as of July 25, 2025, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, filed with the SEC on August 8, 2025, plus approximately 744,291 shares of Common Stock issued pursuant to the Merger, as reported in the Issuer's Current Report on Form 8-K filed with the SEC on August 22, 2025.

As of the close of business on August 22, 2025, Mr. Eberwein beneficially owned 512,514 shares of common stock.
Percentage: Approximately 14.6%
Number of shares as to which each person has sole or shared power to vote or dispose:
1. Sole power to vote or direct vote: 512,514
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 512,514
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days: Except as described herein, the Reporting Person has not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing this Amendment No. 6.

## Signatures
- JEFFREY E. EBERWEIN: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein (08/22/2025)